C3 Bullion, Inc.
January 22, 2024

Division of Corporation
Office of Trade and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Kate Beukenkamp

Re:	C3 Bullion, Inc., Amendment to Offering Statement on Form 1-A, as amended,
	Filed January 17, 2024, File Number 024-12367

Dear Ms. Beukenkamp,

Further to your telephone conversation with our counsel, Simmons Associates, Ltd., this past Thursday, on January 18th regarding the above captioned
C3 Bullion, Inc. (the Company) Offering Statement on Form 1-A, as well as any amendments as filed hereto (the Offering Statement), we are now in a position to proceed with the Company Form 1-A Regulation A offering in a limited number of states.

On behalf of the Company, we respectfully request that the qualification date of the Offering Statement to be accelerated and that the amendment be declared qualified today, Monday, January 22, 2024 at 4:00 PM EST, or as soon thereafter as is reasonably practicable.

In making this request, the Company represents that the Amendment is approved in at least the State of Colorado, by coordination and notice, filed in Georgia, Utah and Rhode Island by notice and acknowledges the following:

In connection with the foregoing request, the Company hereby confirms and acknowledges that

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing,
2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and
3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company Offering Statement be sent to the Company via email at mark@c3bullion.com.

Respectfully submitted,

/s/ Christopher Werner

Christopher Werner,
Chairman and CEO

C3Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611
Tel: 920-207-0100
support@C3Bullion.com and www.C3Bullion.com